Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA


05005102

SUPPL

23 December, 2004

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed a copy of announcement regarding a change in the directorate .

Yours faithfully

Simon Kennedy


PROCESSING
SECTION
RECEIVED
JAN 0 7 2005
185
SEC MAIL
WASH. D.C.

C:\Data\Clients\Impala\Impala 2004\General\SEC 231204.doc


Christina Kennedy FCIS
ICSA
Chartered Secretary

Company Number 3124759
Registered England
Registered office as above


IMPLATS
Distinctly Platinum

Press release:

22 December 2004
4XX - Implats

Retirement of director

EMBARGO: For immediate release

Ticker symbols:	
JSE: Imp LSE: Ipla ADRS: Impuy **www.implats.co.za** **Queries:** **Cathie Markus** **+27 11 481 3925**	We advise of the retirement of Mr M F Pleming from the board of directors of the company with effect from 31 December 2004. Following the above change, the board of directors will comprise: Dr FJP Roux - Chairman Mr KC Rumble - Chief Executive Officer Mr DH Brown - Chief Financial Officer Ms CE Markus - Executive Director Mr LJ Paton - Executive Director Mr JM McMahon Ms MV Mennell Mr TV Mokgatlha Dr K Mokhele Mr DM O"Connor Ms NDB Orleyn Mr JV Roberts Mr LC van Vught Johannesburg 22 December 2004 Issued by Sponsor: Deutsche Securities (SA) (Proprietary) Limited Date: 22/12/2004 12:39:02 PM Supplied by www.sharenet.co.za Produced by the JSE SENS Department